SEC FILE NUMBER 1-2199
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       [   ] Form 10-K   [   ] Form 20-F    [   ] Form 11-K    [X] Form 10-Q  [   ] Form 10-D
                              [   ] Form N-SAR    [   ] Form N-CSR

For Period Ended:  March 31, 2011

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Allis-Chalmers Energy Inc.
Full name of registrant

N/A
Former name if applicable

11125 Equity Drive, Suite 200
Address of principal executive office (Street and number)

Houston, TX 77041
City, state and zip code

PART II—RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

On February 23, 2011, Allis-Chalmers Energy Inc., a Delaware corporation (“Registrant”), completed its merger (the “Merger”) with and into Wellco Sub Company (“Wellco”), a Delaware corporation and wholly owned subsidiary of Seawell Limited, with Wellco continuing as the surviving entity under the name Allis-Chalmers Energy Inc.

As a result of the Merger, the Registrant’s financial results are subject to significant purchase accounting and transaction-related adjustments. Although the Registrant has devoted substantial time and effort to incorporate the purchase accounting and Merger-related transactions into its Form 10-Q for the quarterly period ended March 31, 2011 (the “Form 10-Q”), the Registrant has determined that it is unable to file the Form 10-Q by the prescribed due date without unreasonable effort or expense and does not anticipate filing the Form 10-Q on or before the fifth calendar day following the prescribed due date.  The Registrant is working diligently to complete and file the Form 10-Q, but at this time the Registrant is unable to determine when those filings will occur.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Victor M. Perez	(713)	856-4222
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that for the three months ended March 31, 2011 (the “Current Period”), revenues will be greater than revenues for the corresponding period in the prior year.  Revenues in the Current Period will not be affected by the Merger.  The results in the Current Period will be impacted by certain purchase accounting adjustments, Merger-related costs and additional share-based compensation expense due to the acceleration of vesting of stock options and restricted stock awards in connection with the Merger.  We have not provided an estimate of such changes because our financial statements have not been finalized.

Cautionary Note about Forward-Looking Statements. This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934.  These statements can be identified by the use of forward-looking words, including “may”, “expect”, “anticipate”, “plan”, “project”, “believe”, “estimate”, “intend”, “will”, “should” or other similar words. Statements contained in this Form 12b-25 are based upon information presently available to the Registrant and assumptions that it believes to be reasonable. The Registrant is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the Form 10-Q. The Registrant’s actual decisions, performance, and results may differ materially.

Allis-Chalmers Energy Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 11, 2011	By	/s/ Victor M. Perez
Victor M. Perez
Chief Financial Officer